THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER SAID ACT.

AMENDED AND RESTATED PROMISSORY NOTE

$706,125
Houston, Texas
Effective June 30, 2010

FOR VALUE RECEIVED, the undersigned, HEMIWEDGE INDUSTRIES INC. (formerly called SHUMATE INDUSTRIES, INC.), a Delaware corporation (“Industries”), and HEMIWEDGE VALVE CORPORATION, a Texas corporation (“Hemiwedge”) (Industries and Hemiwedge are sometimes collectively referred to herein as the “Borrowers”), jointly and severally PROMISE TO PAY to the order of EADS INVESTMENTS I, LLC, a Texas limited liability company with offices at 18305 Kitzman Road, Cypress, Texas 77429 and D. BRADLEY MCWILLIAMS of 710 North Post Oak Road, Suite 400, Houston, Texas 77024, in equal shares (50/50), and their respective heirs, successors and assigns (collectively, the “Lenders”) at their above stated addresses, or at such other place as may be designated in writing by the Lenders, the principal sum of [SEVEN HUNDRED AND SIX THOUSAND ONE HUNDRED TWENTY-FIVE DOLLARS ($706,125)], together with interest thereon at the rate and in the manner hereinafter stated.

The entire unpaid principal balance of this Note plus all accrued, but unpaid, interest owing on this Note shall be due and payable on June 30, 2011, subject to acceleration as provided herein and under the provisions of the Loan Agreement (hereinafter defined) (“Maturity”).  All accrued but unpaid interest shall be due and payable at Maturity.

Interest on this Promissory Note (“Note”) shall be paid at the  rate equal to the lesser of (a) ten percent (10%) per annum, or (b) the highest lawful rate of interest permitted by applicable law (the “Maximum Rate").  All interest will be computed for the actual number of days elapsed at a per diem charge based on a year consisting of three hundred-sixty (360) days.  The Borrowers will, subject to the provisions set forth herein, pay interest to the Lenders quarterly commencing on September 30, 2010 and thereafter on December 31, 2010 and March 31, 2011 and the balance of interest owed being payable in full at Maturity (each date on which any interest is owed hereinafter called an “Interest Due Date”).

In lieu of paying interest owed to Lenders in cash on any Interest Due Date, pursuant to the provisions of the Loan Agreement, Borrowers may elect, in their discretion, to issue common shares of Industries to Lenders in full payment of all interest owed on such Interest Due Date, in accordance with the following procedure:

For all interest owed, on a per diem basis, based on the number of days elapsed from (i) in the case of the first Interest Due Date, the effective date of this Note, and (ii) in the case of each Interest Due Date thereafter, the previous Interest Due Date, Industries shall issue to each Lender 2,500 shares of its outstanding and unissued common stock (par value of $0.001 per share) (for a total of 5,000 common shares to both Lenders) for each day’s worth of interest owed on such Interest Due Date (the “Interest Common Stock”), which Interest Common Stock shall be deemed fully paid and non-assessable upon delivery to the Lenders. All such Interest Common Stock issued to the Lender shall be subject to the restrictions and other provisions set forth in the Loan Agreement.

If there is any conflict between this Note and the Loan Agreement with respect to the payment or computation of interest or any other provisions of this Note, the Loan Agreement shall prevail.

This Note is executed and delivered in connection with an Amended and Restated Loan Agreement among the Borrowers and the Lenders, dated with effect on even date of this Note (the “Loan Agreement”), and Lenders are entitled to all of the rights and benefits set forth in such Loan Agreement.  Pursuant to the Loan Agreement, this Note amends and restates the existing indebtedness of the Borrowers to the Bank (defined below).

This Note (i) evidences the remaining outstanding principal on the date of this Note of all loans and advances made to SHUMATE INDUSTRIES, INC., (now called HEMIWEDGE INDUSTRIES, INC.), SHUMATE MACHINE WORKS, INC., and HEMIWEDGE VALVE CORPORATION by Stillwater National Bank and Trust Company (“Bank”) pursuant to Loan and Consolidation Agreement executed by the Borrowers, certain guarantors and the Bank, also dated September 30, 2008 (“Bank Loan Agreement”), and that certain Amended and Restated Promissory Note (Term Note) for the face amount of $751,000 (“Previous Note”), which Previous Note and Bank Loan Agreement, and all liens and security interests securing such Previous Note and Bank Loan Agreement, were assigned and transferred by the Bank to the Lenders pursuant to an Assignment of Note, Loan Documents and Security Interests dated of even date herewith executed by and among the Bank and the Lenders and (ii) includes certain additional costs and expenses incurred by Lenders.

If any payment of the principal or interest (or delivery of Interest Common Stock in lieu of cash interest) on this Note shall become due on a Saturday, Sunday, or public holiday in Houston, Texas (whether national or local), such payment shall be made on the next succeeding Houston, Texas business day unless the effect of such extension would be to carry the payment over to the next calendar month, in which event such payment shall be due on the preceding business day of the month in which such payment is due, and any such extension or reduction of time shall in such case be included in computing interest in connection with such payment.

All payments made by Borrower on this Note shall first be applied to the payment of accrued interest and the balance will be applied as provided in the Loan Agreement, provided that no payment will be applied to this Note until same is received by the Lenders in collected funds or the Interest Common Stock due on any Interest Due Date has been delivered to the Lenders, as appropriate.

Any principal or interest not paid when due, by acceleration or otherwise, will bear interest at the Maximum Rate applicable at such time and such overdue interest shall be payable in cash only (with no option for Borrowers to pay in Interest Common Stock) and shall be paid at the time of and as a condition precedent to curing any default hereunder.  During the existence of any such default, the Lenders may apply any payments received on any amount due hereunder or under the terms of any instrument now or hereafter evidencing or securing this indebtedness as the Lenders determine from time to time.

The Borrowers will have the right to prepay this Note in whole or in part at any time and from time to time without premium or penalty.

The Borrowers jointly and severally agree that if, and as often as, this Note is placed in the hands of an attorney for collection or to defend or enforce any of the Lenders’ rights hereunder or under any instrument securing payment of this Note, the Borrowers will pay the Lenders’ reasonable attorneys’ fees, all court costs and all other expenses incurred by the Lenders in connection therewith.

This Note is issued by the Borrowers and accepted by the Lenders pursuant to a lending transaction negotiated, consummated and to be performed in Texas.  This Note is to be governed, construed and interpreted according to the internal laws of the State of Texas.  All actions with respect to this Note or any instrument securing payment of this Note may be instituted in the courts of the State of Texas sitting in Harris County or Montgomery County, Texas, and by execution and delivery of this Note, the Borrowers irrevocably and unconditionally submit to the non-exclusive jurisdiction (both subject matter and personal) of each such court and irrevocably and unconditionally waive: (a) any objection the Borrowers may now or hereafter have to the venue in any such court; and (b) any claim that any action or proceeding brought in any such court has been brought in an inconvenient forum.

Payment of this Note is secured by that certain Amended and Restated Security Agreement of even date herewith (the “Security Agreement”).  On the breach of any provision of this Note, the Loan Agreement, the Security Agreement or any other instrument securing payment of this Note, at the option of the Lenders, the entire indebtedness evidenced by this Note will become immediately due, payable and collectible then or thereafter as the Lenders may elect, regardless of any demand or the date of Maturity hereof.  Failure by the Lenders to exercise such option will not constitute a waiver of the right to exercise the same in the event of any subsequent default.

The Borrowers, endorsers, sureties, guarantors and all other persons who may become liable for all or any part of the indebtedness under this Note severally waive presentment for payment, protest and notice of nonpayment.  Said persons consent to any extension of time (whether one or more) of payment hereof, release of all or any part of the security for the payment hereof or release any party liable for the payment of this obligation.  Any such extension or release may be made without notice to any such person without discharging such person’s liability hereunder.

Except to the extent otherwise specifically provided in this Note, all payments of principal and interest due hereunder shall be made in lawful money of this United States of America, without any deduction, offset or withholdings of any kind, in immediately available funds.

No delay or omission on the part of the Lenders in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.  A waiver on any one occasion shall not be construed as a bar to or waiver of any right or remedy on any future occasion.

Anything in this Note to the contrary notwithstanding, Borrowers shall never be required to pay unearned interest on this Note and shall never be required to pay interest on this Note at a rate in excess of the Maximum Rate, and if the effective rate of interest which would otherwise be payable hereunder would exceed the Maximum Rate, or if Lenders, or any holder of this Note shall receive any unearned interest or shall receive monies that are deemed to constitute interest which would increase the effective rate of interest payable under this Note to a rate in excess of the Maximum Rate, then Lenders agree that (i) the amount of interest which would otherwise be payable under this Note shall be automatically reduced to the Maximum Rate, and (ii) any unearned interest paid by the Borrowers or any interest paid by the Borrowers in excess of the Maximum Rate shall, at the option of the Lenders or other holder of this Note be either refunded to the Borrowers or credited on the principal of this Note.

THIS NOTE REPRESENTS THE JOINT AND SEVERAL OBLIGATIONS OF THE BORROWERS AND, TOGETHER WITH THE LOAN AGREEMENT, THE SECURITY AGREEMENT AND OTHER DOCUMENTS RELATED HERETO WITH RESPECT TO THE INDEBTEDNESS EVIDENCED BY THIS NOTE AND THE LOAN AGREEMENT AND THERETO, SETS FORTH THE FINAL AGREEMENT BETWEEN THE PARTIES HERETO AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES HERETO.  THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES HERETO.

This Note and all amounts due hereunder are payable in equal shares (on a 50/50 basis) to the Lenders.

This Note and all rights and benefits of the Lenders hereunder may be assigned by the Lenders in whole or in part.

This Note amends, extends, renews, restates and modifies, but does not release or extinguish, the Previous Note, and all indebtedness evidenced thereby is specifically carried forward and remains in full force and effect.  The Borrowers hereby jointly and severally ratify, confirm and adopt such indebtedness represented by the Previous Note which Previous Note is hereby renewed, extended, and modified and carried forward under the terms of this Note with the intention that all indebtedness and obligations under the Previous Note and all liens and security interests supporting such indebtedness relate back and continue to run, without lapse, from the effective dates of the Previous Note and all prior promissory notes amended and restated by such Previous Note.

IN WITNESS WHEREOF, the Borrowers have executed this instrument effective the date first above written.

HEMIWEDGE INDUSTRIES, INC., a Delaware
corporation

By:
Name: Matthew C. Flemming
Title: CFO and Secretary

HEMIWEDGE VALVE CORPORATION, a Texas
corporation

By:
Name: Matthew C. Flemming
Title: CFO and Secretary